Bionomics Limited

29 April 2005

05007889

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH. D.C. 202 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

for: Jill Mashado
Company Secretary

PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL

dlw 5/16

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To **Bionomics Limited**
31 Dalgleish Street
Thebarton
South Australia 5031

ABN 53 075 582 740

1. Details of substantial holder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

There was a change in the interests of the substantial holder on **27/4/2005**
The previous notice was given to the company on **23/4/2004**
The previous notice was dated **20/4/2004**

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous Notice Person's votes	Previous Notice Voting power (5)	Present Notice Person's votes	Present Voting power 5)
Fully Paid Ordinary Shares	**4,434,032**	**7.01%**	**7,000,000**	**10.64%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of , a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

See Annexure A

4. Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Link Traders (Aust) Pty Ltd	**Link Traders (Aust) Pty Ltd**	**Link Traders (Aust) Pty Ltd**	**Power to vote & dispose**	**Ordinary shares 7,000,000**	**7,000,000**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of Association

None

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	**Unit 405, 25 Lime St, Sydney, 2001**

Signature

Print name Laurence S. Freedman capacity Director

Sign here [signature] date 29/4/2005

Annexure A

BIONOMICS LTD - ORDINARY SHARES

	Date of Change	Person whose relevant interest changed	Nature of Change	Number of Ordinary shares affected	Consideration given in relation	Holding	% Holding	Person's Votes *affected*
Previous shareholding *reported on record with ASX*	23/04/2004	Link Traders (Aust) Pty Ltd				4,434,032	7.01%	
Change in holding	30/04/2004	Link Traders (Aust) Pty Ltd	Acquisition on ASX	56,633	$45,321.87	4,490,665	7.09%	0.08%
Change in holding	5/05/2004	Link Traders (Aust) Pty Ltd	Acquisition on ASX	9,335	$22,306.24	4,500,000	7.11%	0.01%
Change in holding	4/02/2005	Link Traders (Aust) Pty Ltd	Acquisition on ASX	84,700	$11,280.89	4,584,700	7.24%	0.13%
Change in holding	7/02/2005	Link Traders (Aust) Pty Ltd	Acquisition on ASX	353,754	$314.87	4,938,454	7.80%	0.56%
Change in holding	8/02/2005	Link Traders (Aust) Pty Ltd	Acquisition on ASX	14,400	$320,000.00	4,952,854	7.83%	0.02%
Change in holding	10/02/2005	Link Traders (Aust) Pty Ltd	Acquisition on ASX	47,146	$65,960.64	5,000,000	7.90%	0.07%
Change in holding	27/04/2005	Link Traders (Aust) Pty Ltd	Acquisition on ASX	2,000,000	$80,262.08	7,000,000	10.64%	2.74%
Total Holding					$545,446.59	7,000,000		3.63%
Current Total Issued Share Capital						65,808,494		
Previous *Total* Issued Share Capital						63,293,578		
% Holding						10.64%		

This is Annexure A of 1 page referred to in Form 604 - *Notice of change of interests of substantial holder*

Laurence s Freedman

Date: 29 April 2005